Exhibit 99.1

Arco announces a US$150 million investment

from Dragoneer and General Atlantic

São Paulo, Brazil, November 18th, 2021 – Arco Platform Limited, or Arco (Nasdaq: ARCE), today announced that it has entered into agreements led by affiliates of Dragoneer Investment Group LLC (“Dragoneer”), which have committed to make a US$100 million strategic investment, and General Atlantic Partners (Bermuda) J, L.P. (“General Atlantic”), which has committed to make a US$50 million strategic investment, through the purchase of convertible senior notes, subject to customary closing conditions.

Each note will be convertible at the option of the holder into Arco’s Class A common shares at the agreed conversion rate, which is equivalent to an initial conversion price of US$29 per share. The conversion price represents an approximately 65% premium to the trailing 30-day volume-weighted share price. Dragoneer and General Atlantic will beneficially own approximately 5.6% and 2.8%, respectively, of the total shares of the Company (on an as-converted basis for the convertible senior notes).

The convertible notes mature in 7 years, on November 15, 2028, and bear interest at 8% per year fixed in Brazilian reais, payable quarterly in cash in arrears in United States dollars, therefore mitigating currency risk.

“We are excited to have Dragoneer and General Atlantic as investors and valuable future partners to our company,” said Ari de Sá Neto, CEO and founder of Arco. “We see clear value creation arising from these partnerships, as we will benefit from their global investment experience in high-growth companies, while taking advantage of a better funding profile to support our growth strategy.”

Dragoneer is a leading growth-oriented investment firm with a history of partnering with management teams growing exceptional companies characterized by sustainable differentiation and superior economic models. The firm invests in private and public companies across industries and geographies, with a particular focus on technology-enabled businesses.

“In building Arco’s technology platform, Ari has made a best-in-class pedagogical approach accessible to over 1.8M students across Brazil. Arco’s brands are loved by teachers, students and parents alike, and drive real improvements in educational outcomes,” said Eric Jones, Partner at Dragoneer Investment Group. “At the business level, Arco has strong revenue growth and visibility, expanding customer cohorts, minimal churn, and near-to-40% EBITDA margins. We are thrilled to support the Arco team as they continue to scale quickly and expand their platform in education.”

General Atlantic is a leading global growth equity firm with more than four decades of experience investing in and building disruptive growth companies. The firm seeks to partner with visionary entrepreneurs around the world to drive technological innovation and deliver lasting impact.

Martín Escobari, Independent Director at Arco and Co-President, Managing Director and Head of Latin America at General Atlantic, said “Arco has redefined education in Brazil, leveraging the power of digital enablement to expand access to critical learning experiences to millions of students across the country. We have been long-term supporters of Arco’s mission and look forward to again partnering with Ari and the leadership team to drive transformative change in Brazil’s education ecosystem.”

We believe this announcement reinforces Arco’s strategic growth plan for the coming years. In October, Arco finalized the acquisition of COC and Dom Bosco from Pearson, brands which serve over 800 partner schools and 210 thousand students. COC and Dom Bosco complement Arco’s existing portfolio in geography and price-point and expand their market leading position in K-12 core learning systems. Arco intends to use the proceeds from Dragoneer’s and General Atlantic’s investments to fund its growth strategy, including an emphasis on cross-selling portfolio brands and making accretive acquisitions in existing and new verticals.

J.P. Morgan acted as Capital Markets Advisor to Arco on the transaction.

Additional information regarding this transaction can be found on Arco’s website at https://investor.arcoplatform.com/events-presentations/presentations/.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning methodology, proprietary adaptable curriculum, interactive hybrid content, and high-quality pedagogical services allow students to personalize their learning experience while enabling schools to thrive.

Forward-Looking Statements

This press release contains forward-looking statements as pertains to Arco within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, Arco’s expectations or predictions of future financial or business performance conditions. The achievement or success of the matters covered by statements herein involves substantial known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, Arco’s results could differ materially from the results expressed or implied by the statements it makes. You should not rely upon forward-looking statements as predictions of future events. Forward looking statements are made on the basis of Arco’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance.

Statements which herein address activities, events, conditions or developments that Arco expects, believes or anticipates will or may occur in the future are forward-looking statements. You can generally identify forward-looking statements by the use of forward looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology.

Forward-looking statements represent Arco management’s beliefs and assumptions only as of the date such statements are made, and Arco undertakes no obligation to update any forward-looking statements made in this presentation to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors that could affect Arco’s financial results is included in filings Arco makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in Arco’s most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of Arco’s website at: https://investor.arcoplatform.com/

Investor Relations Contact

Arco Platform Limited

IR@arcoeducacao.com.br